UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 9, 2023
UBS Group AG
Commission File Number: 1-36764
(Registrants' Name)
Bahnhofstrasse 45, Zurich, Switzerland and
(Address of principal executive offices)
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 9 November 2023

9 November 2023
Pricing of UBS Group AG Additional
Tier 1 instruments
UBS Group AG priced its first Additional Tier 1 instruments since the acquisition of

Credit Suisse.

Zurich, 9 November 2023 – UBS Group AG priced

an offering of an aggregate of USD 3.5bn of Additional
Tier 1 capital notes on 8 November

2023. The offering comprised two tranches:

USD 1.75bn of 9.25%
perpetual notes redeemable at the option of UBS after

five years and USD 1.75bn of 9.25% perpetual notes
redeemable at the option of UBS after 10 years.

Each issue is a direct, unsecured, and subordinated obligation of UBS Group AG.
The notes will qualify as Additional Tier

1 capital under Swiss law and, accordingly, are subject to write-down upon occurrence of a Trigger Event or a Viability Event. The notes provide that, following approval of a
minimum amount of conversion capital by

UBS Group AG's shareholders, upon occurrence of a Trigger Event or a Viability Event, the notes will be converted

into UBS Group AG ordinary shares rather than be subject to
write-down. UBS Group AG believes that the conversion

feature more closely aligns the terms of its
Additional Tier 1 capital instruments

with current market practice.
Disclaimer
This announcement is intended solely for

information purposes and does not constitute

an offer of securities
for sale in the United States or any other jurisdiction.

No investment decision relating to securities

should be
made on the basis of this document. The Notes

and any ordinary shares that may

be delivered upon
conversion have not been, and will not be,

registered under the United States Securities

Act of 1933, as
amended (the “Securities Act”) or with

any securities regulatory authority of any

state or other jurisdiction in
the United States. The Notes and any ordinary

shares that may be delivered upon

conversion may not be
offered or sold in the United States absent

registration or an applicable exemption

from the registration
requirements of the Securities Act. There will

be no public offer of the Notes or any

ordinary shares that may
be delivered upon conversion in the United

States. This media release constitutes

neither an offer prospectus
nor a prospectus for admission to trading under

the terms of article 35 of the Swiss

Financial Services Act
(FinSA). This announcement is not for distribution,

directly or indirectly, in or into Australia, Canada, Japan or
South Africa. The publication of this media

release as well as the offer and sale of

securities may be subject to
restrictions in certain jurisdictions. Persons

who might come into possession of this

media release must inform
themselves about and comply with any applicable

legal or regulatory restrictions.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 9 November 2023

This announcement contains statements

that constitute “forward-looking statements,”

including, but not
limited to, statements relating to the terms

of our proposed securities offering. While

these forward-looking
statements represent our judgments and future

expectations concerning the development

of UBS Group’s or
any of its member’s business, a number of risks, uncertainties and other important factors could cause actual
developments and results to differ materially

from our expectations. For a discussion

of the risks and
uncertainties that may affect UBS please refer

to the "Risk Factors" and other sections of

UBS’s most recent
Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the

US
Securities and Exchange Commission on Form 6-K.

UBS is not under any obligation to (and

expressly disclaims
any obligation to) update or alter its forward-looking

statements, whether as a result of new

information,
future events, or otherwise.
UBS Group AG
Media contact
Switzerland: +41-44-234 85 00
www.ubs.com/media

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Kelsang Tsün_____________
Name:

Kelsang Tsün
Title:

Managing Director
Date:

November 9, 2023